Exhibit (p)

INITIAL SUBSCRIPTION AGREEMENT

This Agreement is made as of the 30th day of September, 2014, between POLIWOGG REGENERATIVE MEDICINE FUND, INC., a Maryland corporation (the “Fund”), and POLIWOGG ADVISERS, LLC, a Delaware limited liability company (the “Subscriber”).

WHEREAS, the Fund wishes to sell to the Subscriber, and the Subscriber wishes to purchase from the Fund, $10,000 of common stock, $0.001 par value per share, of the Fund (500 shares of common stock at a purchase price of $20.00 per share (collectively, the “Shares”)); and

WHEREAS, the Subscriber is purchasing the Shares for the purposes of providing the initial capitalization of the Fund, to approve the charter of the Fund, the investment advisory agreement, and the independent registered public accounting firm as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, the Subscriber is delivering to the Fund the amount of $10,000 in full payment for the Shares.

2.	The Subscriber agrees that it is purchasing the Shares for investment purposes only and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

POLIWOGG REGENERATIVE MEDICINE FUND, INC.

By:	/s/ David W. Jaffin
Name: David W. Jaffin
Title: Treasurer

POLIWOGG ADVISERS, LLC

By:	/s/ David W. Jaffin
Name: David W. Jaffin
Title: Chief Financial Officer